Exhibit 99.1

press release
ArcelorMittal announces publication of its second quarter 2024 sell-side analyst consensus figures
23 July 2024, 16:00 CET

ArcelorMittal (‘the Company’) today announces the publication of its second quarter 2024 sell-side analyst consensus figures.

The consensus figures are based on analysts’ estimates recorded on an external web-based tool provided and managed by an independent company, Visible Alpha.

To arrive at the consensus figures below, Visible Alpha has aggregated the expectations of sell-side analysts who, to the best of our knowledge, cover ArcelorMittal on a continuous basis. This is currently a group of approximately 15 brokers. The listed sell-side analysts follow ArcelorMittal on their own initiative and ArcelorMittal is not responsible for their views. ArcelorMittal is neither involved in the collection of the information nor in the compilation of the estimates.

2Q’24 consensus estimates*:
                 2Q’24
•EBITDA ($m)            $1,773
•Net income ($m)        $624
•Earnings per share ($)        $0.79
* Number of sell-side analyst participation is 12 brokers (i.e., those who have updated estimates in Visible Alpha and reflected the Company’s new EBITDA definition and reportable segmentation).
The sell-side analysts who cover ArcelorMittal and whose estimates are included in the 2Q’24 consensus outlined above are the following:
1.Bank of America – Patrick Mann, Jason Fairclough
2.CITI – Ephrem Ravi, Krishan Agarwal
3.Deutsche Bank – Bastian Synagowitz
4.Exane – Tristan Gresser
5.Goldman Sachs – Matt Greene
6.Groupo Santander – Robert Jackson

7.Jefferies – Cole Hathorn
8.ING - Stijn Demeester
9.Keybanc – Phil Gibbs
10.Morgan Stanley – Alain Gabriel
11.Oddo – Maxime Kogge
12.UBS – Andrew Jones
Disclaimer
Estimates based on Visible Alpha consensus dated 22.7.24.
The information provided by Visible Alpha cited herein is provided ‘as is’ and ‘as available’ without warranty of any kind. Use of any Visible Alpha data is at a user’s own risk and Visible Alpha disclaims any liability for use of the Visible Alpha data. Although the information is obtained or compiled from reliable sources Visible Alpha neither can nor does guarantee or make any representation or warranty, either express or implied, as to the accuracy, validity, sequence, timeliness, completeness or continued availability of any information or data, including third-party content, made available herein. In no event shall Visible Alpha be liable for any decision made or action or inaction taken in reliance on any information or data, including third-party content. Visible Alpha further explicitly disclaims, to the fullest extent permitted by applicable law, any warranty of any kind, whether express or implied, including warranties of merchantability, fitness for a particular purpose and non-infringement.
The consensus estimate is based on estimates, forecasts and predictions made by third party financial analysts, as described above. It is not prepared based on information provided or checked by ArcelorMittal and can only be seen as a consensus view on ArcelorMittal's results from an outside perspective. ArcelorMittal has not provided input on these forecasts, except by referring to past publicly disclosed information. ArcelorMittal does not accept any responsibility for the quality or accuracy of any individual forecast or estimate. This web page may contain forward-looking statements based on current assumptions and forecasts made by ArcelorMittal or third parties. Various known and unknown risks, uncertainties and other factors could lead to material differences between ArcelorMittal's actual future results, financial situation, development or performance, and the estimates given here. These factors include those discussed in ArcelorMittal's periodic reports available on http://corporate.arcelormittal.com/.
ENDS

About ArcelorMittal
ArcelorMittal is one of the world’s leading integrated steel and mining companies with a presence in 60 countries and primary steelmaking operations in 15 countries. It is the largest steel producer in Europe, among the largest in the Americas, and has a growing presence in Asia through its joint venture AM/NS India. ArcelorMittal sells its products to a diverse range of customers including the automotive, engineering, construction and machinery industries, and in 2023 generated revenues of $68.3 billion, produced 58.1 million metric tonnes of crude steel and 42.0 million tonnes of iron ore.
Our purpose is to produce smarter steels for people and planet. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for the renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change.
ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).
http://corporate.arcelormittal.com/

Contact information ArcelorMittal Investor Relations

General	+44 20 7543 1128
Retail	+44 20 3214 2893
SRI	442032142801
Bonds/Credit E-mail	+33 171 921 026 investor.relations@arcelormittal.com

Contact information ArcelorMittal Corporate Communications
Paul Weigh Tel: E-mail:	+44 20 3214 2419 press@arcelormittal.com